UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Brent T. Epstein, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 20,238,188 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,238,188 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 29.0% (2)
14.	Type of Reporting Person: OO

(1)

Based upon 20,238,188 shares of Class B common stock subject to the HL Voting Trust as of June 24, 2022. This amount includes 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units.

(2)

Based upon (i) 49,621,923 shares of Class A common stock, (ii) 19,173,267 shares of Class B common stock, and (iii) 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of June 24, 2022.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 20,238,188 (1)
	9.	Sole Dispositive Power: 900,143
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,238,188 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 29.0% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon 20,238,188 shares of Class B common stock subject to the HL Voting Trust as of June 24, 2022. This amount includes 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units.

(2)

Based upon (i) 49,621,923 shares of Class A common stock, (ii) 19,173,267 shares of Class B common stock, and (iii) 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of June 24, 2022.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 20,238,188 (1)
	9.	Sole Dispositive Power: 1,154,703
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,238,188 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 29.0% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon 20,238,188 shares of Class B common stock subject to the HL Voting Trust as of June 24, 2022. This amount includes 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units.

(2)

Based upon (i) 49,621,923 shares of Class A common stock, (ii) 19,173,267 shares of Class B common stock, and (iii) 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of June 24, 2022.

Explanatory Note

This Amendment No. 23 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017, March 22, 2018, April 5, 2018, June 6, 2018, August 21, 2018, October 31, 2018, June 6, 2019, August 1, 2019, October 7, 2019, November 7, 2019, December 31, 2019, February 10, 2020, March 19, 2020, April 10, 2020, May 26, 2020, November 09, 2020 and April 18, 2022 (the Initial Schedule as amended, the “Schedule”). This Amendment is filed to reflect the increase to outstanding ownership controlled by the HL Voting Trust.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended and supplemented by the addition of the following:

Since Amendment No. 22 filed on April 18, 2022 and through June 24, 2022, there was a net increase of 1,551,780 shares of Class B common stock in the HL Voting Trust, due to (i) the conversion of 39,833 shares of Class B common stock and subsequent charitable donation of the 39,833 shares of Class A common stock, (ii) the forfeiture of 4,598 shares of Class B common stock in connection with terminations of employment, (iii) the withholding of 504,970 shares of Class B common stock for the payment of taxes, (iv) the issuance of 11,076 vested shares of Class B common stock in connection with acquisitions, (v) the granting of 2,190,936 shares of Class B common stock in connection with new equity incentive awards, (vi) the issuance of restricted stock units exercisable for 50,556 shares of Class B common stock, (vii) the issuance of 45,780 shares of Class B common stock upon the vesting of fixed dollar awards and restricted stock units previously issued to employees, and (viii) the conversion of 197,167 shares of Class B common stock and subsequent sale of 197,167 of such shares of Class A common stock in the open market.

Since Amendment No. 22 dated April 18, 2022 and through June 24, 2022, Mr. Beiser: (i) acquired 21,008 shares Class B common stock as an equity award, and (ii) had 6,331 shares of Class B common stock withheld by the Company for payment of taxes upon the vesting of equity awards. These shares are included in the transactions described above in this Item 3.

Since Amendment No. 22 dated April 18, 2022 and through June 24, 2022, Mr. Gold: (i) acquired 13,764 shares Class B common stock as an equity award, and (ii) had 5,301 shares of Class B common stock withheld by the Company for payment of taxes upon vesting of equity awards. These shares are included in the transactions described above in this Item 3.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and 5(b) are hereby amended and restated as set forth below. Item 5(c) is hereby updated by the information set forth above under Item 3.

5(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	20,238,188	(1)	20,238,188	(1)	20,238,188	(1)
Percent of class:	29.0	%(2)	29.0	%(2)(3)	29.0	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	20,238,188	(1)	20,238,188	(1)	20,238,188	(1)
Sole power to dispose or to direct the disposition of:	0		900,143	(3)	1,154,703	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)

Pursuant to the HL Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon 20,238,188 shares of Class B common stock subject to the HL Voting Trust as of June 14, 2022, which includes 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units.

(2)

Based upon (i) 49,621,923 shares of Class A common stock, (ii) 19,173,267 shares of Class B common stock, and (iii) 1,064,921 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of June 24, 2022.

(3)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 900,143 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 1.8% of the Issuer’s Class A common stock. The Beiser Shares include 46,392 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,154,703 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 2.3% of the Issuer’s Class A common stock. The Gold Shares include 37,830 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13D filed August 28, 2015)

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2022

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold